exhibit (a)(31)

           HOREJSI TRUST INCREASES PER SHARE OFFER PRICE FOR SHARES OF
                                PCA COMMON STOCK

BOULDER, CO., March 1, 2007 - The Mildred B. Horejsi Trust ("The Trust") issued a notice today reminding shareholders of Putnam California Investment Grade Municipal Trust (AMEX: PCA) that the Trust recently increased its offer price for all of the fund's outstanding shares of common stock to $14.75 per share (the "Notice"). Putnam California Investment Grade Municipal Trust is a closed-end fund trading on the American Stock Exchange ("AmEx") under the ticker symbol "PCA." The Notice also reminds shareholders that expiration of the tender offer is 5:30 p.m. Eastern Standard Time, March 8, 2007.

The Notice emphasized that shareholders are faced with two choices:

o First, to tender their shares to the Trust and receive approximately 98% of the NAV (based on the market close of 2/28/2007) immediately after the offer expires, or

o Second, to keep their shares and take the market risk for about 90 days AND the additional risk that the proposed open-ending and merger of PCA shares into an open-end fund does not gain shareholder approval.


The Notice also indicates that the Trust's offer is not conditioned upon any minimum number of shares being tendered.


Mr. Stewart Horejsi, spokesperson for the Trust, stated that "Our offer of $14.75 is higher than any closing price for PCA shares since December, 2001, is 98% of current NAV (based on the market close of 2/28/2007), and reflects a premium over the closing market price per share on February 28, 2007. We believe that this may be your last opportunity to sell your shares near NAV without incurring the risks that PCA's trustees have proposed."


Morrow & Company is acting as the information agent and The Colbent Corporation is the depository. Copies of the Offer to Purchase, the Consent and Letter of Transmittal and related documents may be obtained at no charge from Morow & Company at (800) 607-0088 (toll-free) or from the SEC's web site at www.sec.gov.


This news release is not an offer to purchase, nor is it a solicitation of an offer to sell, any securities. The tender offer may only be made pursuant to the Offer to Purchase and the accompanying Consent and Letter of Transmittal.
Holders of shares of common stock of PCA should read carefully the Offer to Purchase and related materials because they contain important information. The Trust intends to mail a copy of the applicable Offer to Purchase, the Consent and Letter of Transmittal and related documents to each of the holders of common stock of PCA.


About the Trust


The purchaser will be the Mildred B. Horejsi Trust, an irrevocable grantor trust domiciled in Alaska and administered and governed in accordance with Alaska law. The Trust is an estate planning trust established in 1965 by Mrs. Mildred Horejsi, the mother of Stewart R. Horejsi, primarily for the benefit of her issue. The Trust is authorized to hold property of any kind and owns primarily marketable securities.


Forward Looking Statements


Any statements in this press release that are not historical facts are forward-looking statements that involve risks and uncertainties; actual results may differ from the forward-looking statements. Sentences or phrases that use such words as "believes," "anticipates," "plans," "may," "hopes," "can," "will," "expects," "is designed to," "with the intent," "potential" and others indicate forward-looking statements, but their absence does not mean that a statement is not forward-looking. The Trust undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.


Contact:

Mildred B. Horejsi Trust
Stephen C. Miller or
Joel Terwilliger
(303) 442-2156